Exhibit 3

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report of The Descartes Systems Group Inc. on Form 40-F for the year ended January 31, 2007 of our report dated March 6, 2007.

We consent to the incorporation by reference in Registration Statements (Nos. 333-10666, 333-11636, 333-13058, 333-13746, 333-13768 and 333-89694) of The Descartes Systems Group Inc. on Form S-8 of our report dated March 6, 2007 appearing in the Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2007.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Kitchener, Ontario

March 30, 2007